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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                CDBEAT.COM, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK ($.001 PAR VALUE)
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                                 ---------------
                                 (CUSIP Number)

                              Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
                                (212) 476 - 8362
                                ----------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 16, 1999
                 -----------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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


CUSIP No.


1        Name of Reporting Person                               Atlantis Equities, Inc.
         S.S. or I.R.S. Identification No.
         of Above Person

   --------------------------------------------------------------------------------------

2        Check the Appropriate Box if                           (a) / /
         a Member of a Group                                    (b) /X/

   --------------------------------------------------------------------------------------
3        SEC Use Only

   --------------------------------------------------------------------------------------
4        Source of Funds                                        WC

   --------------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)             / /

   --------------------------------------------------------------------------------------
6        Citizenship or Place of Organization                   New York


   --------------------------------------------------------------------------------------

                             7      Sole Voting Power           1,543,973 shares, including 762,064 shares
                                                                underlying options exercisable at $2.50 per share
                                                                and expiring December 31, 2000.

                                    -------------------------------------------------------

Number of Shares             8      Shared Voting Power         0
Beneficially Owned by
Reporting Person With               -------------------------------------------------------

                             9      Sole Dispositive Power      1,543,973 shares, including 762,064 shares
                                                                underlying options exercisable at $2.50 per
                                                                share and expiring December 31, 2000.

                                    -------------------------------------------------------

                             10     Shared Dispositive Power    0

         ----------------------------------------------------------------------------------

11       Aggregate Amount Beneficially                       1,543,973 shares, including 762,064 shares
         shares Owned By Each Reporting Person               underlying options exercisable at $2.50 per share
                                                             and expiring December 31, 2000


         ----------------------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares                    / /

         ----------------------------------------------------------------------------------
13       Percent of Class Represented
         Amount in Row (11)                                     8.1%

         ----------------------------------------------------------------------------------
14       Type of Reporting Person                               CO



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     This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment")
amends and supplements the Statement on Schedule 13D originally filed on October 8, 1999 (the "Statement"), with respect to the beneficial ownership of shares of common stock, par value $.001 per share (the "Shares") of CDbeat.com, Inc., a Delaware corporation (the "Company") by Atlantis Equities, Inc., a New York corporation ("Atlantis"). Dylan, LLC ("Dylan"), a Delaware limited liability company, which has separately filed a Schedule 13D, may be considered a group with Atlantis as a result of Nancy J. Ellin's ("Ellin") control of both Dylan and Atlantis. Ellin is the Managing Member of Dylan with the sole power to direct the voting and disposition of the Shares owned by it. Dylan and Atlantis disclaim that they are such a group.


Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is hereby amended and supplemented by adding thereto the following:

              The source of funds used for the exercise of the warrants at the Closing was the working capital of Atlantis.

Item 4.       PURPOSE OF TRANSACTION.

       Item 4 is hereby amended and supplemented by adding thereto the following:

       The Filing Person has the following plans and proposals:

       (a) Not applicable.

       (b) On November 16, 1999 pursuant to that certain contribution agreement dated as of October 29, 1999, as amended (the "Contribution Agreement") by and among the Company, Atlantis, Dylan, Cakewalk, LLC, a Delaware limited liability corporation ("Cakewalk"), and 32 Records, LLC, a wholly-owned subsidiary of the Company and a Delaware limited liability company ("32 Records"), Cakewalk contributed substantially all of its assets and liabilities, as such terms are defined in the Contribution Agreement, to 32 Records in exchange for 8,307,785
       Shares, and the issuance of a stock purchase warrant representing the right to purchase 1,466,080 Shares to Eminent Financial International, LLC, a Delaware limited liability corporation holding a $5,500,000 royalty-backed promissory note issued by Cakewalk on June 29, 1999
       (the "Closing"). Also upon the Closing, the stock purchase warrant issued to Atlantis on September 23, 1999 (the "Atlantis Warrant"), was amended and divided into two (2) separate warrants, both of which were simultaneously issued to and exercised by Atlantis and Dylan, respectively, resulting in the issuance to Atlantis for $100,000 of 781,909 Shares, and 762,064 options, exercisable at $2.50 each until December 31, 2000, and the issuance to Dylan for $900,000 of 7,037,183 Shares.

       (c) Not applicable

       (d) Avi Kerbs resigned his position as a director of the Company effective October 28, 1999. Upon the Closing, Robert Miller was elected as a director of the Company. Pursuant to a



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       voting agreement dated as of the Closing, if the Board of Directors is expanded to seven members, Dylan has the right to designate two representatives of the Board, and must consent to any expansion of the Board. Robert Miller, a member of Cakewalk, has agreed to vote all shares beneficially owned by him in favor of the election of the Dylan designees, and Dylan has agreed to vote all shares owned by it in favor of Robert Miller or his designee. The Dylan designees, if elected, shall be entitled to receive the same compensation as other non- management Board members of the Company.

       (e) It is the understanding of the Filing Person that pursuant to the Contribution Agreement, the Company will seek to increase its authorized Common Stock.

       (f) Not applicable.

       (g) See section (e) above. In addition, the Company amended its by-laws in connection with the transaction described in Section 4(b) herein.

       (h) Not applicable.

       (i) Not applicable.

       (j) Not applicable.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

       Items 5(a) through (f) are amended and supplemented by adding thereto the following:

       (a) At the Closing, and upon exercise of the warrants, the Company issued to Atlantis 781,909 shares and 762,064 options exercisable at $2.50 each and expiring on December 31, 2000, representing beneficial ownership of approximately 8.1% of the outstanding Common Stock of the Company. Together, Dylan and Atlantis hold beneficial ownership of an aggregate of approximately 47% of the Company.

       (b) Atlantis has sole voting power, and the sole power to dispose of, 1,543,973 shares.

       (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock made by the Filing Person was the amendment, transfer and exercise of the Warrant described in Section 4 hereof.

       (d) Not applicable.

       (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 is hereby amended and supplemented by adding thereto the following:

                                      - 4 -
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       Pursuant to an engagement letter (the "Engagement Letter") between
       Atlantis and Cakewalk, LLC ("Cakewalk"), dated October 29, 1999, Atlantis entered into a merchant banking and advisory relationship with Cakewalk for the purpose of assisting Cakewalk in implementing its business strategy. In consideration of its services, Cakewalk pays Atlantis a monthly cash consulting fee of $12,500, plus reimbursement of reasonable and actual out-of-pocket expenses. The Engagement Letter, which expires October 29, 2002, with automatic renewals for successive one (1) year terms, was assumed by the Company at the Closing of the transaction set forth in Section 4(b) herein.

Item 7.      MATERIALS TO BE FILED AS EXHIBITS.

       1. Warrant Amendment Agreement dated November 16, 1999 by and among the Company, Atlantis Equities, Inc., and Dylan, LLC.

       2.. Contribution Agreement dated October 29, 1999, as amended November 16, 1999.

       3. Option Agreement between the Company and Atlantis Equities, Inc.

       4. Consulting Agreement between Atlantis Equities, Inc. and Cakewalk,
       LLC.


                                     - 5 -
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:   November 24, 1999

                            ATLANTIS EQUITIES, INC.,



                                               By:  /s/ Nancy J. Ellin
                                                    ----------------------------
                                                    Nancy J. Ellin, President




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